Exhibit 35.14

Deutsche Mortgage & Asset Receiving Corporation
60 WALL ST
NEW YORK, New York 10005-2836

RE: Annual Statement of Compliance for COMM 2012-CCRE4 Commercial Mortgage
Pass-Through Certificates Series 2012-CCRE4

Per the Pooling and Servicing Agreement dated as of November 1, 2012 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2015 (the "Reporting Period"):

(a) A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b) To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

March 1, 2016

BRIAN SMITH

Vice President